NEWS RELEASE ELD	No. 12-30
TSX: ELD NYSE: EGO	December 10, 2012

Eldorado Gold Announces Pricing of $600 Million Senior Notes Offering
(All figures in US dollars unless otherwise indicated)

Vancouver, British Columbia  –  Eldorado Gold Corporation ( “Eldorado”, the “Company” or “We”) today announced it has priced an offering of $600 million aggregate principal amount of 6.125% senior unsecured notes due 2020 (the “Notes”).  The Company’s offering benefited from a very positive market response, contributing to the decision to upsize from $500 million to $600 million.

“The successful completion of the Notes enhances our balance sheet and supports the Company plans to build out additional production,” stated Paul Wright, Chief Executive Officer.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities law of any other jurisdiction.  Accordingly, the Notes are being offered and sold inside the United States only to “qualified institutional buyers” as defined in, and in accordance with, Rule 144A under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act.  There are no registration rights associated with the Notes.  Unless they are registered, the Notes may be offered only in transactions that are exempt from registration under the Securities Act and applicable state securities laws.  In addition, in all cases, the Notes may only be offered and sold on a private placement basis pursuant to an exemption from the prospectus requirements of the Securities Act (British Columbia) and, if applicable, securities laws in each of the other provinces and territories in Canada. Also, the Notes may only be offered and sold outside the United States (other than Canada) on a private placement basis pursuant to certain available prospectus exemptions under applicable securities laws.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation  or sale would be unlawful unless there is an exemption from prospectus, registration or similar requirements under applicable securities laws.

ON BEHALF OF
ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright
Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward looking statements and forward looking information within the meaning of applicable Canadian and U. S. Securities Legislation.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the pricing of the Notes.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: our ability to satisfy the conditions of closing the offering, including obtaining any required consents and documents and the need to negotiate and execute the indenture and related documents, gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2012.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

About Eldorado Gold

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Brazil, Greece and Romania.

Contact

Nancy E. Woo, Vice President, Investor Relations
Eldorado Gold Corporation                                                                                                1188, 550 Burrard Street
Phone: 604.601.6650 or 1.888.353.8166                                                                              Vancouver, BC V6C 2B5
Email: nancyw@eldoradogold.com                                                                                   www.eldoradogold.com
Information packages: laurelw@eldoradogold.com